Exhibit A

Federated Equity Funds
Federated Large Cap Growth Fund
Investment Sub-Advisory Contract


	For all services rendered by Sub-Adviser hereunder, Adviser shall pay Sub-Adviser a Sub-Advisory Fee equal .4875% of the average daily net assets of the above-mentioned portfolio. The Sub-Advisory Fee shall be accrued Daily, and paid Daily as set forth in the Investment Advisory
Contract dated June 1, 1995.

	This Exhibit duly incorporates by reference the Investment Sub-Advisory Contract.

	IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on their behalf by their duly authorized officers, and their corporate seals to be affixed hereto this 1st day of June, 2003.



Federated Investment Management Company




By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  Chairman



Federated Global Investment Management Corp.




By:  /s/ Keith M. Schappert
Name:  Keith M. Schappert
Title:  President